August 27, 2020

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

United States

Attention: Messrs. Coleman and Rodriguez, Division of Corporate Finance, Office of Energy & Transportation.

Re:	Caledonia Mining Corporation Plc
Form 20-F for the Fiscal Year Ended December 31, 2019
Filed March 31, 2020
File No. 000-38164

Dear Messrs. Coleman and Rodriguez,

We request an extension to your proposed response date as we are still in the process of reconciling geological data to support our response. We believe we will be in a position to provide you with a response by September 30, 2020.

Please contact the undersigned by telephone at +44 1534 679 800 or by email at marklearmonth@caledoniamining.com should you wish to discuss.

On behalf of the Company,

/s/ Mark Learmonth

Mark Learmonth

(Chief Financial Officer – Caledonia Mining Corporation Plc)

Registered Office: Caledonia Mining Corporation Plc

B006 Millais House, Castle Quay, St Helier, Jersey, Channel Islands, JE2 3EF

info@caledoniamining.com | | www.caledoniamining.com

Directors: Leigh Wilson (Chairman), Steve Curtis, Johan Holtzhausen,

John Kelly, Mark Learmonth, John McGloin, Nick Clarke